Exhibit 21.1

List of Subsidiaries

Carbon Commodity Corporation (wholly owned)

Mantra China Inc. (wholly owned)

Mantra China Limited (wholly owned)

Mantra Media Corp. (wholly owned)

Mantra NextGen Power Inc. (wholly owned)

Mantra Wind Inc. (wholly owned)

Climate ESCO Ltd. (majority owned)

Mantra Energy Alternatives Ltd. (majority owned)

AW Solutions, Inc. (majority owned)

AW Solutions Puerto Rico, LLC (majority owned)

Tropical Communications, Inc. (wholly owned by AW Solutions, Inc.)